United States Antimony Corporation
P.O. Box 643
Thompson Falls, Montana 59873

June 23, 2014

VIA EDGAR

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Division of Corporation Finance

Re:	United States Antimony Corporation
Registration Statement on Form S-3
File No. 333-195836

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), United States Antimony Corporation (the “Registrant”), hereby requests that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 1:30 p.m. Eastern time, on Wednesday, June 25, 2014, or as soon thereafter as practicable.

The Registrant hereby affirms that it is aware of its obligations under the Securities Act. In connection with this acceleration request, the Registrant further acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John C. Lawrence of the Registrant at (406) 827-3523 or Paul M. Boyd of Stoel Rives LLP at (208) 387-4247, and then send written confirmation to the address listed on the cover of the Registration Statement.

Very truly yours,

United States Antimony Corporation

By:           /s/ John C. Lawrence
John C. Lawrence
President